Filed by National Commerce Corporation
Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange of 1934

Subject Company: United Group Banking Company of Florida, Inc.

FOR IMMEDIATE RELEASE

June 6, 2014

United Group Banking Company of Florida, Inc. enters into Definitive Agreement to Join National Commerce Corporation

BIRMINGHAM, AL and ORLANDO, FL (June 6, 2014) – National Commerce Corporation (“NCC”), the parent company of National Bank of Commerce, headquartered in Birmingham, Alabama, and United Group Banking Company of Florida, Inc. (“United”), headquartered in Orlando, Florida, today jointly announced the signing of a definitive agreement providing for the combination of United and NCC, under which United will merge with and into NCC. Subsequent to the combination of NCC and United, United Legacy Bank will become a part of National Bank of Commerce, but will continue to operate under the “United Legacy Bank” name and its existing management team. The transaction is subject to customary closing conditions, including receipt of regulatory approvals and approval by both companies’ shareholders. The parties expect the closing to occur sometime in the fourth quarter of 2014, resulting in a combined size of approximately $1 billion in assets.

NCC Chairman & CEO, John H. Holcomb, III, spoke about the announcement, saying, “We couldn’t be more pleased to be partnering with the people at United Legacy. Our management teams have known and worked with one another for the better part of fifteen years, and we have great respect for the United Legacy board and management team. We have talked about a potential business partnership several times over the years, so we are excited to be taking this next step in our strategic plan.”

David G. Powers, Chairman, President and CEO of United and United Legacy Bank also spoke about the announcement, saying, “Our partnership with National Commerce Corporation will provide us the opportunity to execute on our business strategy of building a high profile banking franchise, while continuing to seek out other growth opportunities within Central

Florida. Most importantly, both United Legacy Bank and National Bank of Commerce share a common vision with a passion for the community bank model. I am excited to be on the ground floor of helping to build a dynamic community banking franchise serving key markets in the Southeast.”

FIG Partners, LLC acted as financial adviser to NCC and Maynard, Cooper & Gale, P.C. acted as its legal adviser. Monroe Financial Partners, Inc. acted as financial adviser to United and Smith Mackinnon, PA acted as its legal adviser.

About National Bank of Commerce

National Bank of Commerce is a community-focused banking leader that offers commercial, personal and mortgage banking services in the Birmingham, Huntsville, Lee County and Baldwin County market areas in Alabama and the Vero Beach market area in Florida. Its customers benefit from straightforward and accessible banking relationships with experienced professionals. For more information, visit www.nationalbankofcommerce.com.

About United Legacy Bank

The executives at United Legacy Bank have operated and managed community banks in the Orlando metro area for more than 35 years. United Legacy Bank has locations in the Winter Park, College Park, Oviedo-UCF, Longwood-South Seminole and Osceola County markets. Over the years, they have operated as “the bank that belongs to Central Florida.” United Legacy focuses on combining the longstanding relationship-driven service provided by community banks with state-of-the-art online banking products. For more information, visit www.unitedlegacybank.com.

Contact Information

Richard Murray, IV President and Chief Executive Officer National Bank of Commerce (205) 313-8103 rmurray@nationalbankofcommerce.com	David G. Powers Chairman, President & Chief Executive Officer United Group Banking Company of Florida, Inc. and United Legacy Bank (407) 261-8888 david.powers@unitedlegacybank.com

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, NCC will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of NCC common stock to be issued to the shareholders of United. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of United and NCC in connection with their approval of the merger. In addition, NCC may file other relevant documents concerning the proposed merger with the SEC. The material in this press release is not a substitute for the joint proxy statement/prospectus that NCC will file with the SEC.

INVESTORS IN NCC AND UNITED ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NCC, UNITED AND THE PROPOSED TRANSACTION, INCLUDING DETAILED RISK FACTORS.

Investors may obtain free copies of these documents, when available, through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained, when available, by directing a request to National Commerce Corporation, 813 Shades Creek Parkway, Suite 100, Birmingham, AL 35209, Attention: Richard Murray, IV, or to United Group Banking Company of Florida, Inc., 425 South U.S. Highway 17-92, Longwood, FL 32750, Attention: Dave Powers, or by accessing information available on the National Bank of Commerce’s website at https://www.nationalbankofcommerce.com/ or United Legacy Bank’s website at https://www.unitedlegacybank.com/. The information on either website is not, and shall not be deemed to be, a part of this release or incorporated into other filings that NCC makes with the SEC. A final joint proxy statement/prospectus will be mailed to the stockholders of NCC and United.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

NCC and United and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the shareholders of NCC and United in connection with the proposed transaction. Additional information regarding the interests of these participants and other persons who may be deemed participants in the solicitation of proxies may be obtained by reading the joint proxy statement/prospectus when it becomes available.

Forward-Looking Statements

Any statements in this press release other than statements of historical facts, including statements about management’s beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “may,” “will,” “would,” “should,” “could,” “target,” “project,” “continue,” “positions,” “prospects,” “potential,” and similar expressions are typically indicative of forward-looking statements.

Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the possibility that regulatory and other approvals and conditions to the proposed transaction are not received or satisfied on a timely basis or at all, or contain unanticipated terms and conditions; the possibility that modifications to the terms of the transactions may be required in order to obtain or satisfy such approvals or conditions; the receipt and timing of shareholder approvals; delays in closing the merger and the merger of the parties’ bank subsidiaries; difficulties, delays and unanticipated costs in integrating the merging organizations’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging organizations, including possible loss of customers; diversion of management time to address transaction-related issues; and changes in asset quality and credit risk as a result of the merger. These risks also include a number factors related to the business of NCC and United and the banking business generally, including various risks to stockholders of not receiving dividends; risks to NCC’s ability to pursue growth opportunities; various risks to the price and volatility of NCC’s common stock; NCC’s ability to incur additional financial obligations in the future; risks associated with NCC’s possible pursuit of future acquisitions; economic conditions in NCC’s and United’s current service areas; system failures; losses of large customers; disruptions in relationships with third-party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing banking; high costs of regulatory compliance; the impact of legislation and regulatory changes on the banking industry; and liability and compliance costs regarding banking regulations.

Many of these risks are beyond management’s ability to control or predict. All forward-looking statements attributable to NCC, United, or persons acting on behalf of either of them are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, neither NCC nor United has any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.